Exhibit 99

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following unaudited pro forma combined financial statement gives effect to the acquisition by Legg Mason, Inc. ("Legg Mason") of substantially all of Citigroup's Inc.'s ("Citigroup") worldwide asset management business ("CAM") in exchange for: 1) subsidiaries that constitute Legg Mason's private client and capital markets businesses ("PC/CM"); 2) 5,393,545 newly issued shares of Legg Mason common stock; 3) 13.346632 shares of non-voting convertible preferred stock, which convert, upon transfer, into an aggregate of 13,346,632 shares of Legg Mason common stock; and 4) approximately $512 million in cash, which was funded through a $700 million five-year syndicated term loan facility arranged by Citigroup. The following unaudited pro forma combined financial statement also gives effect to Legg Mason's acquisition of 80% of the outstanding equity in Permal Group Ltd ("Permal") and a concurrent reorganization in which the residual 20% of outstanding equity was converted into non-voting preference shares, resulting in Legg Mason owning 100% of the outstanding voting common stock of Permal. The aggregate consideration paid by Legg Mason at closing was $800 million, of which $200 million was in the form of 1,889,322 newly issued shares of Legg Mason Common Stock and the remainder was in cash. If Legg Mason acquires the remaining 20% ownership interest in Permal under the purchase agreement, the purchases will be made two and four years after the initial closing at prices based on Permal's revenues. The maximum aggregate amount payable for all equity interests in Permal is $1.386 billion, with a $961 million minimum payment, excluding acquisition costs.

The unaudited pro forma combined statement of income is presented for the nine months ended December 31, 2005 as if the transactions had occurred at the beginning of the period. The unaudited pro forma combined statement of income for the nine months ended December 31, 2005 combines the historical statements of income of Legg Mason, CAM and Permal for the nine months then ended. All references to Legg Mason reflect its continuing asset management business and exclude the transferred PC/CM businesses.

The acquisition of Permal was effective as of November 1, 2005. The acquisition of CAM was completed on December 1, 2005. Legg Mason has made certain pro forma adjustments to revenues and expenses as reported in CAM's historical financial statement to reflect the exclusion of certain CAM businesses in accordance with the final terms of the transaction. The pro forma financial statement also reflects adjustments to conform accounting policies of the acquired entities to Legg Mason's policies and reclassification of certain items to conform the presentation of the financial information.

The actual effect of these transactions upon Legg Mason's financial statements may differ from that reflected in this unaudited pro forma combined financial statement as a result of (i) completion of the valuation studies required to finalize the purchase price allocation and (ii) final resolution of contingent consideration for these acquisitions. There can be no assurances that the foregoing will not result in material changes.

The unaudited pro forma combined financial statement is provided for informational purposes only is not necessarily indicative of results of operations had the transactions occurred on the date specified above, nor is it indicative of any results of operations that may occur in the future. The pro forma combined financial statement does not include integration costs, other than one-time termination benefits included in goodwill or other transactions or events that the combined entity may undertake or experience as a result of the acquisition. As such, additional restructuring charges, such as costs to rationalize and restructure our mutual funds, changes in revenue or expense levels, or cost savings, are not presented in the pro forma combined financial statement.

Notes to the Unaudited Pro Forma Combined Financial Statement

Legg Mason, Inc.
Unaudited Pro Forma Combined Statement of Income
For the Nine Months Ended December 31, 2005
(Dollars in thousands)

	Legg Mason	CAM	Permal	Pro Forma Reclassification		Adjustments		Pro Forma Combined
Operating Revenues								
Investment advisory and related fees	$1,318,864	$ 729,756	$ 223,391	$ 163,764	(d)	$ (29,828)	(e)	$2,383,919
						(22,028)	(h)	
Distribution and service fees	257,245	134,332	14,651	138,500	(d)			544,728
Other	16,954	-	3,600	-				20,554
Total operating revenues	1,593,063	864,088	241,642	302,264		(51,856)		2,949,201
Operating Expenses								
Compensation and benefits	720,416	422,324	183,552	-		(26,000)	(e)	1,094,758
						(64,600)	(f)	
						(120,067)	(g)	
						(20,867)	(k)	
Distribution and servicing	290,025	53,500	116,449	302,264	(d)	(21,548)	(h)	740,690
Amortization of intangible assets	22,209	-	142	-		28,867	(c)	51,218
Litigation award settlement	(8,150)	-	-	-		-		(8,150)
Other	135,515	213,969	22,916	-		(9,614)	(e)	352,686
						(6,800)	(f)	
						(3,300)	(g)	
Total operating expenses	1,160,015	689,793	323,059	302,264		(243,929)		2,231,202
Operating Income	433,048	174,295	(81,417)	-		192,073		717,999
Other Income (Expense)								
Interest income	34,211	-	21,923	(19,243)	(j)	(18,916)	(a)	17,975
Interest expense	(33,548)	(1,832)	(669)	-		(16,621)	(b)	(52,670)
Other	24,762	(9,455)	120,067	19,243	(j)	(120,067)	(i)	36,622
						2,072	(e)	
Total other income (expense)	25,425	(11,287)	141,321	-		(153,532)		1,927
Income from Continuing Operations before Income Tax Provision and Minority Interest	458,473	163,008	59,904	-		38,541		719,926
Income Tax Provision	173,424	56,449	(31,577)	-		66,104	(l)	264,400
Income from Continuing Operations before Minority Interest	285,049	106,559	91,481	-		(27,563)		455,526
Minority interest, net of taxes	(2,989)	1,100	(13,428)	-		-		(15,317)
Income from Continuing Operations	$ 282,060	$ 107,659	$ 78,053	$ -		$ (27,563)		$ 440,209

Notes to the Unaudited Pro Forma Combined Financial Statement

	Legg Mason	Pro Forma Combined
Income from Continuing Operations per Common Share:		
Basic	$ 2.47	$ 3.31
Diluted	2.27	3.06
Weighted Average Number of Common Shares Outstanding:		
Basic	114,181	133,045
Diluted	125,281	144,396

Notes to the Unaudited Pro Forma Combined Financial Statement

Note 1. Basis of Presentation

On December 1, 2005, Legg Mason completed the acquisition of substantially all of Citigroup's worldwide asset management business from Citigroup in exchange for (i) all outstanding stock of Legg Mason's subsidiaries that constitute its private client and capital markets businesses; (ii) 5,393,545 shares of Common Stock and 13.346632 shares of non-voting convertible preferred stock of Legg Mason convertible, upon transfer, into 13,346,632 shares of Common Stock and (iii) $512 million in cash (the "Transaction"). The $512 million in cash was funded by a borrowing under a $700 million, five-year syndicated term loan facility arranged by Citigroup. As a result of the Transaction, Legg Mason recognized a gain on the sale of PC/CM of approximately $1.1 billion, net of approximately $93 million in costs related to the sale, including approximately $79 million for accelerated vesting of employee stock compensation awards, in the quarter ended December 31, 2005. The after-tax gain was approximately $643 million.

Effective November 1, 2005, Legg Mason completed its acquisition of 80% of the equity in Permal Group Ltd, by purchasing 100% of the voting common stock of Permal. Legg Mason has the right to purchase the remaining outstanding equity interests in Permal, which have been converted into preference shares, over the next four years and, if that right is not exercised, the holders of those equity interests have the right to require that Legg Mason purchase the interests. The aggregate consideration paid by Legg Mason at closing was $800 million, of which $200 million was in the form of 1,889,322 newly issued shares of Legg Mason Common Stock and the remainder was in cash. If Legg Mason acquires the remaining 20% ownership interest in Permal under the purchase agreement, the purchases will be made two and four years after the initial closing at prices based on Permal's revenues. The maximum aggregate amount payable for all equity interests in Permal is $1.386 billion, with a $961 million minimum payment, excluding acquisition costs.

The unaudited pro forma combined statement of income for the nine months ended December 31, 2005 combines the results of operations for the nine months then ended for Legg Mason, CAM and Permal and assumes the transactions had taken place at the beginning of that period.

Legg Mason has made certain pro forma adjustments to revenues and expenses as reported in CAM's historical financial statement to reflect the exclusion of certain CAM businesses in accordance with the final terms of the transaction. The pro forma financial statement also reflects adjustments to conform accounting policies of the acquired entities to Legg Mason's policies and reclassification of certain items to conform the presentation of the financial statement. Refer to Note 3, Pro Forma Adjustments, for more information regarding these pro forma adjustments.

Notes to the Unaudited Pro Forma Combined Financial Statement

Note 2. Earnings Per Common Share

The pro forma combined basic and diluted earnings per share for the periods presented are based on the weighted average number of shares of common stock of Legg Mason during each applicable period, adjusted to give effect to common and convertible preferred shares issued in connection with the acquisitions (including shares contingently issuable to Permal) and changes in stock-based deferred compensation arrangements that resulted from the Transaction.

The following table presents the computations of pro forma basic and diluted earnings per share (amounts in thousands, except per share):

	Nine months ended December 31, 2005	
	Basic	Diluted
Weighted average common shares outstanding as reported	114,181	125,281
Shares issued to Citigroup:		
Common	5,394	5,394
Convertible Preferred [1]	13,347	13,347
Shares issued to Permal:		
Common	1,889	1,889
Contingent consideration	-	336
Vesting of shares in deferred compensation plans, net of forfeitures	766	681
Less: Weighted average effect of shares issued to Citigroup and Permal, included in "as reported" above	(2,532)	(2,532)
Pro forma weighted average common shares outstanding	133,045	144,396
Pro forma income from continuing operations	$ 440,209	$ 440,209
Interest expense on convertible senior notes, net of tax	-	2,195
Pro forma income from continuing operations applicable to common shares	$ 440,209	$ 442,404
Pro forma income from continuing operations per common share	$ 3.31	$ 3.06

[1] Series A Non-voting Convertible Preferred is considered a "participating security" and is therefore included in the calculation of basic earnings per common share.

Note 3. Pro Forma Adjustments

The pro forma combined statement of income has been prepared as if the transactions had been completed at the beginning of the period. Pro forma adjustments have been made to reflect:

a.) A reduction of interest income due to the $600 million reduction in cash balances as a result of the Permal acquisition and $400 million in income taxes due on the sale of PC/CM, payable three months after closing. Interest income was adjusted at the average federal funds rate for the periods presented.

b.) An increase in interest expense related to long-term debt issued to complete the CAM transaction. The interest rate on $400 million of the $512 million five-year borrowing facility has been locked at a fixed rate of 4.90% through a three-year interest rate swap. The interest rate on the balance of the borrowing is 4.76% and is based on LIBOR.

Notes to the Unaudited Pro Forma Combined Financial Statement

c.) Increase in amortization resulting from the purchase of amortizable intangible assets of $356 million for CAM asset management contracts over lives ranging from one to twelve years, and $10 million for Permal's private equity and structured products' asset management contracts over periods ranging from two to nine years.

d.) Adjustments to conform CAM's accounting treatment for amounts paid to third parties under contractual revenue sharing and distribution arrangements. CAM recorded such payments as reductions of revenue; however, Legg Mason reflects such payments as distribution and service fee expense. The total adjustments were $302 million for the nine months ended December 31, 2005.

e.) The exclusion of certain entities and businesses included in the historical financial statements of the Citigroup Asset Management Business that were not acquired by Legg Mason. Revenues and expenses have been adjusted to exclude these entities from the pro forma combined revenues and expenses.

f.) The exclusion of costs for accelerated vesting of deferred compensation and stock options, as well as certain other costs, which were incurred by CAM and directly attributable to the transaction.

g.) The exclusion of special incentive compensation paid to Permal's employees as a result of the pending transaction, as well as transaction related legal fees.

h.) Permal Group agreed to sell its shares in Haussmann Holdings entities. As a result, the revenues and expenses associated with those entities have been reclassified to income from discontinued operations and excluded from pro forma net income from continuing operations.

i.) The exclusion of a non-taxable gain resulting from the waiver of an operating loan, at the time of sale, made by the former shareholders of Permal.

j.) Adjustments to conform income statement presentation of certain revenues and expenses, including minority interest, interest income and expense and unrealized and realized gains and losses.

k.) Adjustment to historical Permal compensation expense to reflect the replacement of Permal incentive compensation plans with the contractual revenue sharing and compensation arrangements entered into as part of the Permal acquisition and filed on Form 8-K.

l.) Adjustment to income taxes reflects the estimated effective tax rates for the respective transaction.